Exhibit 99.1

STAR BULK CARRIERS CORP.

ANNOUNCEMENT OF HOME MEMBER STATE

The company under the corporate name “Star Bulk Carriers Corp.” announces, in accordance with the provisions of Greek law 3556/2007, as in force, that its home member state, for the purposes of Greek Law 3556/2007, is Greece and the Hellenic Capital Market Commission is the competent supervisory authority.

Investors interested in further information and clarifications may contact, on business days and hours, the Company’s executive offices in Maroussi Attica, Greece (c/o Star Bulk Management Inc., 40, Agiou Konstantinou Str., Maroussi 151 24, Attica, Greece), tel.: (+30) 210 6178 400, contact: IR Officers: Stefanos Spanos, Evelyn Kolintza Τ: 210 6178 099 E-mail:ir@starbulk.com.

Wednesday, 16 September 2026

STAR BULK CARRIERS CORP.

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